Exhibit (a)(8)

ARTICLES SUPPLEMENTARY

OF

DRYDEN SMALL-CAP CORE EQUITY FUND, INC.

Dryden Small-Cap Core Equity Fund, Inc., a Maryland corporation having its principal office in Baltimore, Maryland (hereinafter called the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST: In accordance with Article IV of the Charter of the Corporation and the Maryland General Corporation Law, the Board of Directors has reclassified the unissued shares of its Common Stock (par value $ .001 per share) by changing certain terms and conditions as follows:

SECOND: Prior to the reclassification authorized by these Articles Supplementary, (a) the 2 billion shares of Common Stock of the Corporation were further designated into 500 million shares of Class A Common Stock, 500 million shares of Class B Common Stock, 500 million shares of Class C Common Stock, and 500 million shares of Class Z Common Stock.

THIRD: As reclassified hereby the 2 billion shares of Common Stock are designated as follows:

Class A Common Stock500 million shares

Class B Common Stock	500 million shares
Class C Common Stock	500 million shares
Class Z Common Stock	200 million shares
Class R Common Stock	300 million shares

FOURTH:

(a) The foregoing does not change the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms or conditions of redemption, as set forth in the charter of the Corporation (the “Charter”), of the classes and series of the capital stock of the Corporation existing before the increase and classification.

(b) The terms of each newly authorized and classified shares of the Class R Common Stock of the Corporation (including the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, or terms or conditions of redemption) shall be as set forth in the Charter for the various classes of Common Stock of the Corporation existing before the increase. Pursuant to the Charter, the Board of Directors may establish such fees and sales charges in accordance with the 1940 Act and the applicable rules and regulations of the National Association of Securities Dealers, Inc.

FIFTH: The reclassification has been approved by a majority of the entire Board of Directors pursuant to authority expressly granted to the Board of Directors by Section 2-105(c) of the Maryland General Corporation Law, and in Article IV of the Charter.

SIXTH: These Articles Supplementary shall become effective upon filing with the State Department of Assessments and Taxation of Maryland.

IN WITNESS WHEREOF, Dryden Small-Cap Core Equity Fund, Inc. has caused these presents to be signed in its name and on its behalf by its Vice President and witnessed by its Assistant Secretary on December 29, 2006.

WITNESS	DRYDEN SMALL-CAP CORE
EQUITY FUND, INC.

/s/ Jonathan D. Shain	By: /s/Robert F. Gunia
Jonathan D. Shain,	Robert F. Gunia, Vice President

Assistant Secretary

THE UNDERSIGNED, Vice President of Dryden Small-Cap Core Equity Fund, Inc., who executed on behalf of the Corporation Articles Supplementary of which this Certificate is made a part, hereby acknowledges in the name and on behalf of said Corporation the foregoing Articles Supplementary to be in the corporate act of said Corporation and hereby certifies that the matters and facts set forth herein with respect to the authorization and approval thereof are true in all material respects under the penalties of perjury.

/s/ Robert F. Gunia

Robert F. Gunia, Vice President